Exhibit 99.1

Medigus: Jeffs’ Brands to Acquire 50.01% Interest in an AI marketing

Business to Enhance Its Machine Learning Capabilities

Jeffs’ Brands has entered into a non-binding letter of intent for, among others, the integration of the AI-based tool developed by B24Chat which will strengthen Jeffs’ Brands’ in-house marketing system and upgrade its marketing and services performance

Tel Aviv, Israel, July 07, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that Jeffs’ Brands Ltd. (“Jeffs’ Brands”) (owned 34.87% by Medigus) a data-driven E-commerce company operating on the Amazon Marketplace, has entered into a non-binding letter of intent (“LOI”) to acquire a majority controlling interest of the B24Chat business, an AI marketing  platform specializing in enterprise-level omnichannel and conversational automation management.

The entry into the LOI and the transaction contemplated thereby aligns with Jeffs’ Brands’ commitment to leveraging state-of-the-art technologies for enhancing its in-house marketing and service capability and revenue growth.

This acquisition signifies Jeffs’ Brands’ strategic entry into the AI domain, complementing its existing suite of businesses. B24Chat, an AI-based customer service platform, offers an omnichannel and conversational automation management solution that helps companies streamline their customer interactions across various platforms.

Pursuant to the LOI and subject to entry into a definitive agreement, the parties will establish a new company (“NewCo”) in which Jeffs’ Brands will invest an aggregate amount of $1,000,000, of which $500,000 will be paid in cash and $500,000 will be paid in newly-issued ordinary shares of Jeffs’ Brands, in consideration for 50.01% of NewCo’s fully diluted share capital. The founder of B24Chat shall assign all of its rights, title and interest in the technology of the B24Chat  business in consideration for 49.99% of NewCo’s fully diluted share capital.

The B24Chat platform offers companies the ability to build and operate their own branded, sales-focused websites or easy-to-use iOS & Android apps. By connecting to a company’s website, customer relationship management (CRMs) and/or enterprise resource planning (ERP), B24Chat’s smart bots can “read” and “look” through content, gathering information about products and services, as well as updating news about the company and the market. The bot even learns on its own, developing unique scenarios to prepare for conversations with clients.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities.

Company Contact:

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com